Exhibit I

CPLP

Financial Results for the six - month period ended June 30, 2017

Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements for the six-month periods ended June 30, 2017 and 2016 and related notes included elsewhere herein. Among other things, the financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unaudited Selected Financial Data

(In thousands of United States Dollars, except earnings per unit, distributions per unit and number of units)

	For the six - month periods ended June 30,
	2017	2016
Income Statement Data
Revenues	100,164	99,748
Revenues—related party	22,167	19,203

Total Revenues	122,331	118,951

Expenses:
Voyage expenses	5,825	4,012
Voyage expenses—related party	—	189
Vessel operating expenses	35,984	32,691
Vessel operating expenses—related party	5,685	5,301
General and administrative expenses	2,975	2,721
Vessel depreciation and amortization	37,070	35,390

Operating income	34,792	38,647

Other income / (expense), net:
Interest expense and finance cost	(13,059)	(12,059)
Interest and other income	339	387

Total other expense, net	(12,720)	(11,672)

Partnership’s net income	22,072	26,975

Preferred unit holders’ interest in Partnership’s net income	5,550	5,550
General Partner’s interest in Partnership’s net income	320	426
Common unit holders’ interest in Partnership’s net income	16,202	20,999
Net income per:
• Common unit, basic and diluted	0.13	0.17
Weighted-average units outstanding:
• Common units, basic and diluted	122,441,607	119,559,456

Total comprehensive income:	22,072	26,975

1

	As of June 30, 2017	As of December 31, 2016
Balance Sheet Data (at end of period/year)
Assets
Current assets
Cash and cash equivalents	138,302	106,678
Trade accounts receivable, net	2,139	2,497
Prepayments and other assets	2,611	3,943
Inventories	4,378	4,761

Total current assets	147,430	117,879

Fixed assets
Vessels, net	1,332,986	1,367,731

Total fixed assets	1,332,986	1,367,731

Other non-current assets
Above market acquired charters	82,499	90,243
Deferred charges, net	2,773	4,154
Restricted cash	18,000	18,000
Prepayments and other assets	1,579	598

Total non-current assets	1,437,837	1,480,726

Total assets	1,585,267	1,598,605

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	96,970	39,568
Trade accounts payable	11,095	8,686
Due to related parties	9,656	16,095
Accrued liabilities	7,941	7,861
Deferred revenue, current	21,795	19,986

Total current liabilities	147,457	92,196

Long-term liabilities
Long-term debt, net	497,011	562,619
Deferred revenue	11,018	16,033

Total long-term liabilities	508,029	578,652

Total liabilities	655,486	670,848

Commitments and contingencies

Partners’ capital	929,781	927,757

Total liabilities and partners’ capital	1,585,267	1,598,605

Limited Partners’ units outstanding:
• Common	123,631,036	122,094,633
• Class B Convertible Preferred	12,983,333	12,983,333
Distributions declared and paid per:
• Common	$0.16	$0.46
• Class B Convertible Preferred	$0.43	$0.86

Our Fleet

The current employment of our fleet is summarized as follows:

Vessel Name	Time Charter (“TC”)/ Bare Boat Charter (“BC”) (Years)	Commencement of Charter	Charterer	Profit Sharing (1)	Gross Daily Hire Rate Without Profit Sharing
M/V Archimidis (3)	1+1 TC	04/2016	Pacific International Lines (PTE) Ltd Singapore (“PIL”)		$ $	8,950 8,250	(1y) (1y)
M/V Agamemnon (3)	1+1 TC	05/2016	PIL		$ $	8,950 8,250	(1y) (1y)
M/T Amoureux	1 TC	04/2017	Capital Maritime & Trading Corp. (“CMTC” or “Capital Maritime”)			$22,000
M/T Aias	3 TC	02/2015	Repsol Trading S.A.			$26,500
M/T Atlantas II	1 TC	10/2016	CMTC			$13,000
M/T Aktoras (4)	—	—	—			—
M/V Cape Agamemnon	10 TC	07/2010	COSCO Bulk			$42,200
M/T Agisilaos (6)	3 TC	01/2016	Empresa Publica Flota Petrolera Ecuatoriana – EP Flopec (“Flopec”)			$19,000
M/T Arionas (6)	1 TC	01/2017	CMTC			$11,000
M/T Aiolos (4)	—	—	—			—
M/T Avax	3 TC	06/2015	Petroleo Brasileiro S.A. (“Petrobras”)			$15,400
M/T Axios	3 TC	06/2015	Petrobras			$15,400
M/T Alkiviadis	1+1+1+1 TC	09/2014	Chartering and Shipping Services SA (“CSSA”)		$ $ $ $	14,125 15,125 13,300 12,750	(1y) (1y) (1y) (1y)
M/T Assos	3 TC	04/2015	Petrobras			$15,400
M/T Atrotos	3 TC	12/2015	Petrobras			$17,750
M/T Akeraios	3 TC	04/2016	Petrobras			$17,750
M/T Anemos I	3 TC	01/2016	Petrobras			$17,750
M/T Apostolos	3 TC	01/2016	Petrobras			$17,750
M/T Alexandros II (M/T Overseas Serifos)	5 BC 5 BC	01/2008 05/2013	International Seaways Inc (“INSW”) (2)		$ $	13,000 6,600
M/T Aristotelis II (M/T Overseas Sifnos)	5 BC 5 BC	06/2008 03/2013	INSW(2)		$ $	13,000 6,600
M/T Aris II (M/T Overseas Kimolos)	5 BC 5 BC	08/2008 03/2013	INSW (2)		$ $	13,000 6,600
M/T Aristotelis (7)	1 TC	01/2017	CMTC			$13,750
M/T Ayrton II	2 TC	02/2016	CMTC			$18,000
M/T Amore Mio II	0.9 TC	08/2016	CMTC			$21,000
M/T Miltiadis M II	0.9 TC	08/2016	CMTC			$25,000

M/V Hyundai Prestige (5)	12 TC	02/2013	Hyundai Merchant Marine Co. Ltd (“HMM”)		$23,480
M/V Hyundai Premium (5)	12 TC	03/2013	HMM		$23,480
M/V Hyundai Paramount (5)	12 TC	04/2013	HMM		$23,480
M/V Hyundai Privilege (5)	12 TC	05/2013	HMM		$23,480
M/V Hyundai Platinum (5)	12 TC	06/2013	HMM		$23,480
M/V Akadimos (renamed to CMA CGM Amazon)	5 TC	06/2015	CMA CGM		$39,250
M/T Active (8)	—	—	—		—
M/T Amadeus	2 TC	06/2015	CMTC	50/50	$17,000
M/V Adonis (renamed to CMA CGM Uruguay)	5 TC	09/2015	CMA CGM		$39,250
M/V Anaxagoras (renamed to CMA CGM Magdalena)	5 TC	02/2016	CMA CGM		$39,250
M/T Amor (9)	2 TC	10/2015	Cargill International SA (“Cargill”)		$17,500

(1)	Profit sharing refers to an arrangement between vessel-owning companies and charterers to share a predetermined percentage voyage profit in excess of the basic rate.
(2)	On November 14, 2012, Overseas Shipholding Group Inc (“OSG”) filed for relief under Chapter 11 of the U.S. Bankruptcy Code. In connection with the restructuring, the Partnership agreed to enter into new charter contracts on substantially the same terms as the prior charters but at a daily bareboat rate of $6,250. OSG subsequently spun off International Seaways Inc (formerly known as OSG International Inc.). The Partnership consented to the assumption of the charters by INSW for an increase in the gross daily hire rate of the M/T Aristotelis II, the M/T Alexandros II and the M/T Aris II from $6,250 per day to $6,600 per day commencing on November 30, 2016 until the end of their respective bareboat charter agreements in July 2018. INSW has an option to purchase each of the three vessels at the end of the eighth, ninth or tenth year of the charter, for $38.0 million, $35.5 million and $33.0 million respectively, which option is exercisable six months before the date of completion of the eighth, ninth or tenth year of the charter. The expiration date specified above may therefore change depending on whether INSW exercises its purchase option.
(3)	In January 2017, we agreed with PIL to extend the time charter of the M/V Archimidis and the M/V Agamemnon for an additional one year +/-30 days at a gross rate of $8,250 for each vessel.
(4)	In March 2017, the M/T Aiolos (ex M/T British Emissary) and the M/T Aktoras (ex M/T British Envoy) were delivered to us from BP Shipping Limited (“BP”) after completion of their respective bareboat charters. As of the date of this report, the M/T Aiolos is trading under a voyage charter and the M/T Aktoras is trading under a short-term time charter.
(5)	Each of the companies owning the M/V Hyundai Prestige, the M/V Hyundai Paramount, the M/V Hyundai Premium, the M/V Hyundai Privilege and the M/V Hyundai Platinum entered into a charter restructuring agreement with HMM on July 15, 2016. This agreement provides for the reduction of the charter rate payable under the respective charter parties by 20% to a gross rate of $23,480 per day (from $29,350 per day) for a three and a half year period starting on July 18, 2016 and ending on December 31, 2019 (the “Charter Reduction Period”). The charter restructuring agreement further provides that at the end of the Charter Reduction Period, the charter rate under the respective charter parties will be restored to the original gross daily rate of $29,350 until the expiry of each charter.
(6)	On July 2, 2016, the M/T Agisilaos replaced the M/T Arionas under the charter party to Flopec at a gross rate of $19,000 per day, as the M/T Arionas underwent its scheduled special survey. For the duration of the replacement, Carnation Shipping Company, the company owning the M/T Arionas under the charter party to Flopec, will act as disponent owner of the M/T Agisilaos. In December 2016, the company owning the M/T Arionas entered into a one year time charter with CMTC at a gross daily rate of $11,000 which was commenced in January 2017. The charterer has the option to extend the time charter for an additional one year +/- 30 days at a gross daily rate of $13,750.
(7)	In December 2016, the M/T Aristotelis entered into a one year time charter with CMTC at a gross daily rate of $13,750. The charterer has the option to extend the time charter for an additional year +/- 30 days at a gross daily rate of $15,000.
(8)	In May 2017, the M/T Active was delivered to us from Cargill after completion of her time charter. As of today the vessel is trading under a short-term time charter.
(9)	The vessel is employed under a time charter with Cargill that commenced in October 2015 with a duration of two years +/- 30 days at a gross daily rate of $17,500. Upon termination of the Cargill charter, the vessel is expected to be employed by Capital Maritime for an additional two months +/- 15 days at a gross daily rate of $14,000 plus 50/50 profit share.

Recent Developments

New $460 million Credit Facility for the refinancing of four of our existing Credit Facilities

On May 22, 2017, we entered into a firm offer letter for a new senior secured term loan facility (the “New Facility”) for an aggregate principal amount of up to $460.0 million with a syndicate of lenders led by HSH Nordbank AG (“HSH”) and ING Bank N.V. (“ING”) as mandated lead arrangers and bookrunners and BNP Paribas and National Bank of Greece S.A. as arrangers. The lenders also include Alpha Bank S.A., Piraeus Bank S.A. and Skandinaviska Enskilda Banken AB (Publ). The closing of the credit facility is subject to finalization of the long form loan documentation. We intend to use the net proceeds of the loans under the New Facility, together with available cash of approximately $120.6 million to refinance four of our existing credit facilities amounting to $580.6 million in total: (i) our 2007 revolving credit facility of up to $370.0 million with HSH, (ii) our 2008 non-amortizing credit facility of up to $350.0 million with a syndicate of financial institutions led by HSH, (iii) our 2011 credit facility of up to $25.0 million with Credit Agricole, and (iv) our 2013 senior secured credit facility of up to $225.0 million with a syndicate of financial institutions led by ING. Following our planned refinancing, our indebtedness will consist only of loans outstanding under the New Facility and the 2015 credit facility with ING, and will total approximately $475.8 million.

The New Facility has a six-year maturity from drawdown, but will be repayable in any event no later than November 2023. The New Facility is comprised of two tranches. Tranche A amounts to the lower of (i) $259.0 million and (ii) 57.5% of the value of 11 of our vessels with an average age of 3.0 years, and is required to be repaid in 24 equal quarterly instalments of up to $4.8 million, in addition to a balloon instalment of $143.0 million (payable together with the final quarterly instalment). Tranche B amounts to the lower of (i) $201.0 million and (ii) 57.5% of the value of 24 of our vessels with an average age of 10.3 years, and is required to be repaid fully in 24 equal quarterly instalments of up to $8.4 million. The loans drawn under the New Facility will bear interest at LIBOR plus a margin of 3.25% (compared with a weighted average margin of 3.18% under the existing facilities that we expect to refinance). Our covenants under the New Facility are substantially similar to the covenants of our existing credit facilities and do not contain any restrictions on distributions to our unit holders in the absence of an event of default.

Quarterly Common and Class B Unit Cash Distribution

On April 20, 2017, the Board declared a cash distribution of $0.08 per common unit for the first quarter of 2017 paid on May 12, 2017 to common unit holders of record on May 5, 2017. In addition, the Board declared a cash distribution of $0.21375 per Class B Unit for the first quarter of 2017, in accordance with the Partnership’s Second Amended and Restated Partnership Agreement. This cash distribution on Class B Units was paid on May 10, 2017 to Class B Unitholders of record on May 3, 2017.

On July 20, 2017, the Board declared a cash distribution of $0.08 per common unit for the second quarter of 2017 payable on August 11, 2017 to common unit holders of record on August 3, 2017. In addition, the Board declared a cash distribution of $0.21375 per Class B Unit for the second quarter of 2017, in accordance with the Partnership’s Second Amended and Restated Partnership Agreement. This cash distribution on Class B Units will be paid on August 10, 2017 to Class B Unitholders of record on August 2, 2017.

As previously announced, we intend to review our distributions from time to time in the light of a range of factors, including, among other things, our access to the capital markets, amortization levels (including under our New Facility), the refinancing of our external debt, the level of our capital expenditures and our ability to pursue accretive transactions. For further information on the risks affecting the level of our distributions, see “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Operations—We cannot assure you that we will pay any distributions on our units” in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 3, 2017.

Fleet Employment

The M/T Amoureux (149,993 dwt, Crude Oil Carrier, built 2008, Universal Shipbuilding, Japan) has secured one year employment (+/- 30 days) with Capital Maritime at a gross daily rate of $22,000. The new charter commenced in April 2017. The vessel was previously earning $29,000 gross per day under a two-year charter with Stena Bulk AB.

The M/T Alkiviadis (36,721 dwt, Ice Class 1A IMO II/III Chemical/ Product, built 2006 Hyundai Mipo Dockyard Company Ltd., South Korea) has extended its employment with CSSA for an additional 12 months (+/- 30 days) at a gross daily rate of $12,750 per day. The charter extension will commence in early August with the earliest charter expiration in July 2018. The vessel is currently earning a gross daily rate of $13,300 per day.

Factors Affecting Our Future Results of Operations

Please refer to our Annual Report on Form 20-F for the year ended December 31, 2016, filed on February 3, 2017, regarding the factors affecting our future results of operations.

Results of Operations

Six-Month Period Ended June 30, 2017 Compared to the Six-Month Period Ended June 30, 2016

Our results of operations for the six-month periods ended June 30, 2017 and 2016 differ primarily due to:

•	the expansion of our fleet and the resulting increase in the average number of our vessels as we took delivery of the M/V Anaxagoras (renamed to “CMA CGM Magdalena”) and the M/T Amor on February 26, 2016 and October 24, 2016, respectively;

•	the increase in the number of vessels in our fleet incurring operating expenses following the redelivery by BP of the M/T Atlantas II in September 2016 and the M/T Aiolos and the M/T Aktoras, in March 2017, which were previously employed on bareboat charters;

•	lower charter rates as a result of weaker market conditions for product and crude tankers on the back of increased tonnage availability, high oil and oil product inventories and OPEC/Non-OPEC oil production cuts, a trend that we expect to continue at least for the short term; and

•	higher interest costs incurred as a result of an increase in the LIBOR weighted average interest rate during the six-month period ended June 30, 2017 compared to the corresponding period in 2016.

Total Revenues

Total revenues, consisting of time, voyage and bareboat charter revenues, amounted to $122.3 million for the six-month period ended June 30, 2017, compared to $119.0 million for the six-month period ended June 30, 2016. The increase of $3.3 million was primarily a result of the expansion of our fleet and the decrease in the number of off-hire days incurred by our vessels during the six-month period ended June 30, 2017, partly offset by the lower charter rates earned by certain of our vessels during the same period compared to the corresponding period in 2016. For the six-month period ended June 30, 2017, related party revenues increased to $22.2 million, compared to $19.2 million for the six-month period ended June 30, 2016 as the average number of vessels chartered by Capital Maritime increased by 1.9 vessels. Time, voyage and bareboat charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and Capital Maritime and are affected by the number of days our vessels operate, the average number of vessels in our fleet and the charter rates.

For the six-month period ended June 30, 2017, Petrobras, Capital Maritime, HMM and CMA CGM accounted for 18%, 18%, 18% and 17% of our total revenues, respectively. For information on the risks arising from a concentration of counterparties, see “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Operations—We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flow” in our Annual Report on Form 20-F for the year ended December 31, 2016.

Voyage Expenses

Total voyage expenses amounted to $5.8 million for the six-month period ended June 30, 2017, compared to $4.2 million for the six-month period ended June 30, 2016. The increase of $1.6 million was primarily attributable to the voyage charters under which certain of our vessels were employed during the six-month period ended June 30, 2017, compared to the absence of voyage charters during the corresponding period in 2016. Voyage expenses primarily consist of bunkers, port expenses and commissions. Voyage expenses incurred during time and bareboat charters are paid for by the charterer, except for commissions, which are paid for by us. Voyage expenses incurred during voyage charters are paid for by us.

Vessel Operating Expenses

For the six-month period ended June 30, 2017 our total vessel operating expenses amounted to $41.7 million compared to $38.0 million for the six-month period ended June 30, 2016. The $3.7 million increase in total vessel operating expenses primarily reflects the expansion of our fleet and the increase in the number of vessels in our fleet incurring operating expenses, following the redelivery of M/T Atlantas II, M/T Aktoras and M/T Aiolos, which were previously employed on bareboat charters.

Total vessel operating expenses for the six-month period ended June 30, 2017 include expenses of $5.7 million incurred under the management agreements we have with Capital Ship Management Corp., (our “Manager”), compared to $5.3 million during the six-month period ended June 30, 2016.

General and Administrative Expenses

General and administrative expenses amounted to $3.0 million for the six-month period ended June 30, 2017, compared to $2.7 million for the six-month period ended June 30, 2016. General and administrative expenses include board of directors’ fees and expenses, audit and certain legal fees and other fees related to the requirements of being a publicly traded partnership.

Vessel Depreciation and Amortization

Vessel depreciation and amortization increased to $37.1 million for the six-month period ended June 30, 2017, compared to $35.4 million for the six-month period ended June 30, 2016, an increase attributable to the expansion of our fleet.

Total Other Expense, Net

Total other expense, net for the six-month period ended June 30, 2017 amounted to $12.7 million, compared to $11.7 million for the six-month period ended June 30, 2016. The increase of $1.0 million reflects higher interest costs incurred mainly as a result of an increase in the average amount of debt outstanding and the increase in the LIBOR weighted average interest rate for the six-month period ended June 30, 2017 compared to the six-month period ended June 30, 2016.

The weighted average interest rate on the loans outstanding under our credit facilities for the six-month period ended June 30, 2017 was 4.14%, compared to 3.70% for the corresponding period in 2016. See also Note 6 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Partnership’s Net Income

As a result of the factors described above, the Partnership’s net income for the six-month period ended June 30, 2017 amounted to $22.1 million, compared to $27.0 million for the six-month period ended June 30, 2016.

Liquidity and Capital Resources

As of June 30, 2017, total cash and cash equivalents amounted to $138.3 million and restricted cash (under our credit facilities) amounted to $18.0 million. As of June 30, 2017, there were no undrawn amounts under the terms of our credit facilities.

Generally, our primary sources of funds have been cash from operations, bank borrowings and securities offerings.

Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at rates similar to those under their current charters, which may affect our future cash flows from operations. Cash flows from operations may be further affected by other factors described in our Annual Report on Form 20-F for the year ended December 31, 2016 in “Item 3. Key Information—D. Risk Factors”.

Because we distribute all of our “available cash” (a contractually defined term, generally referring to cash on hand at the end of each quarter after provision for reserves), we generally rely upon external financing sources, including bank borrowings and securities offerings, to fund replacement, expansion and investment capital expenditures, and to refinance or repay outstanding indebtedness under our credit facilities. Since 2011, our board of directors has elected not to provide for cash reserves for estimated replacement capital expenditures. Therefore, our ability to maintain and grow our asset base, including through further dropdown opportunities from Capital Maritime or acquisitions from third parties, and to pay or increase our distributions as well as to maintain a strong balance sheet depends on, among other things, our ability to obtain required financing, access financial markets, service our debt and refinance part or all of our existing indebtedness on commercially acceptable terms.

In April 2016, in the face of severely depressed trading prices for master limited partnerships, including us, as well as a significant deterioration in our cost of capital and potential loss of revenue, our board of directors made the decision to protect our liquidity position by creating a capital reserve and setting distributions at a level that it believed to be sustainable and consistent with the proper conduct of our business. The capital reserve, to which we make quarterly allocations of approximately $14.6 million, was intended to address our principal amortization requirements under certain of our credit facilities for the period from March 2016 to December 2018, of $177.1 million. As of June 30, 2017, we had allocated an aggregate of $87.8 million to the capital reserve. We expect to review the amounts allocated to the capital reserve in light of the amortization of our debt under the New Facility. For information on the risks relating to financing activities, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Financing Activities—We have incurred significant indebtedness, which could adversely affect our ability to finance our operations, refinance our existing indebtedness, pursue desirable business opportunities, successfully run our business or make cash distributions” in our Annual Report on Form 20-F for the year ended December 31, 2016.

On May 22, 2017, we entered into a firm offer letter for the New Facility for an aggregate principal amount of up to $460.0 million with a syndicate of lenders led by HSH and ING as mandated lead arrangers and bookrunners and BNP Paribas and National Bank of Greece S.A. as arrangers. The lenders also include Alpha Bank S.A., Piraeus Bank S.A. and Skandinaviska Enskilda Banken AB (Publ). The closing of the credit facility is subject to finalization of the long form loan documentation. We intend to use the net proceeds of the loans under the New Facility, together with available cash of approximately $120.6 million to refinance four of our existing credit facilities amounting to $580.6 million in total: (i) our 2007 revolving credit facility of up to $370.0 million with HSH, (ii) our 2008 non-amortizing credit facility of up to $350.0 million with a syndicate of financial institutions led by HSH, (iii) our 2011 credit facility of up to $25.0 million with Credit Agricole, and (iv) our 2013 senior secured credit facility of up to $225.0 million with a syndicate of financial institutions led by ING. Following our planned refinancing, our indebtedness will consist only of loans outstanding under the New Facility and the 2015 credit facility with ING, and will total approximately $475.8 million.

The New Facility has a six-year maturity from drawdown, but will be repayable in any event no later than November 2023. The New Facility is comprised of two tranches. Tranche A amounts to the lower of (i) $259.0 million and (ii) 57.5% of the value of 11 of our vessels with an average age of 3.0 years, and is required to be repaid in 24 equal quarterly instalments of up to $4.8 million, in addition to a balloon instalment of $143.0 million (payable together with the final quarterly instalment). Tranche B amounts to the lower of (i) $201.0 million and (ii) 57.5% of the value of 24 of our vessels with an average age of 10.3 years, and is required to be repaid fully in 24 equal quarterly instalments of up to $8.4 million. The loans drawn under the New Facility will bear interest at LIBOR plus a margin of 3.25% (compared with a weighted average margin of 3.18% under the existing facilities that we expect to refinance). Our covenants under the New Facility are substantially similar to the covenants of our existing credit facilities and do not contain any restrictions on distributions to our unit holders in the absence of an event of default.

In September 2016, we entered into an equity distribution agreement with UBS Securities LLC (“UBS”) under which the Partnership may sell, from time to time through UBS as its sales agent, new common units having an aggregate offering amount of up to $50.0 million (the “ATM offering”). The equity distribution agreement provides that UBS, when it is acting as the Partnership’s sales agent, will be entitled to compensation of up to 2% of the gross sales price of the common units sold from time to time. We intend to use the net proceeds from the sales of new common units, after deducting the sales agent’s commissions and our offering expenses, for general partnership purposes, which may include, among other things, the acquisition of new vessels, the repayment or refinancing of all or a portion of our outstanding indebtedness and funding of working capital requirements or capital expenditures. For the period between the launch of the ATM offering and June 30, 2017, we issued 2,937,884 new common units translating into net proceeds of $9.7 million after payment of UBS’s commission but before offering expenses.

Subject to our ability to obtain required financing and access financial markets, we expect to continue to evaluate opportunities to acquire vessels and businesses. We currently have no capital commitments to purchase or build additional vessels. For the twelve-month period ending June 30, 2018, we anticipate that eight of our vessels will undergo special survey.

Total partners’ capital as of June 30, 2017 amounted to $929.8 million compared to $927.8 million as of December 31, 2016, corresponding to an increase of $2.0 million. The increase primarily reflects net income of $22.1 million, net proceeds (after UBS’s commissions and offering expenses) of $5.0 million from the issuance of common units under our ATM offering and equity compensation expense of $0.6 million partially offset by $25.6 million of distributions declared and paid during the six-month period ended June 30, 2017.

Notwithstanding the continuing economic downturn, the duration and long-term effects of which are not possible to predict, and subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

The following table summarizes our cash and cash equivalents provided by / (used in) operating, investing and financing activities for the periods, presented in millions:

	For the six - month periods
	ended June 30,
	2017	2016
Net Cash Provided by Operating Activities	$62.3	$57.5
Net Cash Used in Investing Activities	$(1.4)	$(74.5)
Net Cash Used in Financing Activities	$(29.3)	$(17.9)

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $62.3 million for the six-month period ended June 30, 2017 compared to $57.5 million for the six-month period ended June 30, 2016. The increase of $4.8 million was mainly attributable to the positive effect of the changes in our operating assets and liabilities between the two periods amounting to $6.8 million. Changes in our operating assets and liabilities were driven mainly by the reduction in the amounts we reimbursed to our Manager for expenses paid on our behalf, the decrease in inventories and prepayments and other assets and the increase in trade accounts payable and accrued liabilities, partly offset by the decrease in deferred revenue during the six-month period ended June 30, 2017 compared to the corresponding period in 2016. Changes in our operating assets and liabilities were partly offset by the decrease of $2.8 million in cash from operations attributable to, among other factors, lower charter rates affecting our revenues and the increase in total expenses including voyage expenses, vessel operating expenses, general and administrative expenses and total other expenses, net.

Net Cash Used in Investing Activities

Net cash used in investing activities refers primarily to cash used for vessel acquisitions and improvements. Net cash used in investing activities for the six-month period ended June 30, 2017 decreased to $1.4 million compared to $74.5 million during the six-month period ended June 30, 2016, principally because we acquired no vessels in the six-month period ended June 30, 2017, compared with the acquisition of the shares of one vessel-owning company during the six-month period ended June 30, 2016. Following the acquisition that occurred in the six-month period ended June 30, 2016, restricted cash increased by $0.5 million. Cash consideration paid for vessel improvements for the six-month period ended June 30, 2017 amounted to $1.4 million compared to $0.4 million during the six-month period ended June 30, 2016.

Net Cash Used in Financing Activities

Net cash used in financing activities for the six-month period ended June 30, 2017, was $29.3 million compared to $17.9 million for the six-month period ended June 30, 2016. The increase of $11.4 million in net cash used in financing activities was mainly attributable to a decrease in proceeds from long-term debt, as we did not incur any additional indebtedness during the six-month period ended June 30, 2017, compared to a $35.0 million drawdown to finance the acquisition of a vessel-owning entity during the six-month period ended June 30, 2016, partially offset by a decrease of $18.5 million in distributions paid to our unit holders and the $5.0 million in proceeds from the issuance of common units under our ATM offering during the six-month period ended June 30, 2017 compared to the six-month period ended June 30, 2016.

Borrowings

Our long-term borrowings are reflected in our balance sheet as “Long-term debt, net” and in current liabilities as “Current portion of long-term debt, net”.

As of June 30, 2017, total borrowings were $596.3 million, consisting of: (i) $186.0 million outstanding under the credit facility we entered into in 2007 (the “2007 credit facility”); (ii) $181.6 million outstanding under the credit facility we entered into in 2008 (as amended, the “2008 credit facility”); (iii) $14.0 million outstanding under the credit facility we entered into in 2011 (the “2011 credit facility”); (iv) $198.9 million outstanding under the credit facility we entered into in 2013 (as amended, the “2013 credit facility”) and (v) $15.8 million outstanding under the credit facility originally arranged by Capital Maritime in 2015 and assumed by us in 2016 (the “2015 credit facility”). As stated above (see “Liquidity and Capital Resources”), we intend to use the net proceeds of loans under the New Facility, together with available cash of approximately $120.6 million, to refinance, in the third quarter of 2017, the 2007 credit facility, the 2008 credit facility, the 2011 credit facility and the 2013 credit facility.

As of December 31, 2016, total borrowings were $605.0 million consisting of: (i) $186.0 million outstanding under the 2007 credit facility; (ii) $181.6 million outstanding under the 2008 credit facility; (iii) $14.0 million outstanding under the 2011 credit facility, (iv) $207.6 million outstanding under the 2013 credit facility and (v) $15.8 million outstanding under the 2015 credit facility.

As of June 30, 2017, long-term debt, net of current portion was $498.4 million, compared to $564.5 million as of December 31, 2016. The current portion of long-term debt as of June 30, 2017, under our existing credit facilities, was $97.9 million, out of which $31.9 million was, as at June 30, 2017, scheduled to be paid during the remainder of the year 2017, compared to current portion of long-term debt of $40.5 million as of December 31, 2016.

Credit Facilities

For information relating to our credit facilities, please refer to Note 7 of our audited Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2016, Note 6 to our unaudited interim condensed consolidated financial statements included elsewhere herein and the description of our New Facility above in “Liquidity and Capital Resources”.

For the six-month period ended June 30, 2017, no amounts were drawn down under our credit facilities compared to $35.0 million drawn during the six-month period ended June 30, 2016 from our 2013 credit facility in order to partly finance the acquisition of shares of the company owning the M/V CMA CGM Magdalena.

As stated above (see “Liquidity and Capital Resources”), we intend to use the net proceeds of loans under the New Facility, together with available cash of approximately $120.6 million, to refinance, in the third quarter of 2017, the 2007 credit facility, the 2008 credit facility, the 2011 credit facility and the 2013 credit facility.

Our covenants under the New Facility are substantially similar to covenants made under our existing credit facilities and do not contain any restrictions on distributions to our unit holders in the absence of an event of default.

As of June 30, 2017 and December 31, 2016, we were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may issue or enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, such as interest rate developments, changes in the funding costs offered by our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, we are unlikely to be able to make any distributions to our unitholders, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us, if any, may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios, see “Item 5.B. Liquidity and Capital Resources—Borrowings—Our Credit Facilities” in our Annual Report on Form 20-F for the year ended December 31, 2016. The global economic downturn that has occurred in the last several years has had an adverse effect on vessel values, and economic conditions remain fragile with significant uncertainty surrounding levels of recovery and long-term economic growth effects. If the estimated asset values of vessels in our fleet decrease further, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. A decline in the market value of our vessels could also affect our ability to refinance our credit facilities and/or limit our ability to obtain additional financing. A decrease of 10% in the aggregate fair market values of our vessels would not cause any violation of the total indebtedness to aggregate market value covenant contained in our credit facilities.

Off-Balance Sheet Arrangements

As of June 30, 2017, we have not entered into any off-balance sheet arrangements.

Critical Accounting Policies

A discussion of our critical accounting policies can be found in our Annual Report on Form 20-F for the year ended December 31, 2016.

Changes in Accounting Policies

During the six-month period ended June 30, 2017, we adopted ASU 2015-11, Simplifying the Measurement of Inventory and ASU No 2016-09, Stock Compensation, and their adoption had no impact on our unaudited interim condensed consolidated financial statements included herein. There have been no other changes to our accounting policies.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of June 30, 2017	As of December 31, 2016
Assets
Current assets
Cash and cash equivalents	138,302	106,678
Trade accounts receivable, net	2,139	2,497
Prepayments and other assets	2,611	3,943
Inventories	4,378	4,761

Total current assets	147,430	117,879

Fixed assets
Vessels, net (Note 4)	1,332,986	1,367,731

Total fixed assets	1,332,986	1,367,731

Other non-current assets
Above market acquired charters (Note 5)	82,499	90,243
Deferred charges, net	2,773	4,154
Restricted cash	18,000	18,000
Prepayments and other assets	1,579	598

Total non-current assets	1,437,837	1,480,726

Total assets	1,585,267	1,598,605

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (Note 6)	96,970	39,568
Trade accounts payable	11,095	8,686
Due to related parties (Note 3)	9,656	16,095
Accrued liabilities	7,941	7,861
Deferred revenue, current (Note 3)	21,795	19,986

Total current liabilities	147,457	92,196

Long-term liabilities
Long-term debt, net (Note 6)	497,011	562,619
Deferred revenue	11,018	16,033

Total long-term liabilities	508,029	578,652

Total liabilities	655,486	670,848

Commitments and contingencies (Note 11)

Partners’ capital (Note 8)	929,781	927,757

Total liabilities and partners’ capital	1,585,267	1,598,605

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the six-month periods ended June 30,
	2017	2016
Revenues	100,164	99,748
Revenues – related party (Note 3)	22,167	19,203

Total Revenues	122,331	118,951

Expenses:
Voyage expenses	5,825	4,012
Voyage expenses—related party (Note 3)	—	189
Vessel operating expenses	35,984	32,691
Vessel operating expenses—related party (Note 3)	5,685	5,301
General and administrative expenses (Note 3)	2,975	2,721
Vessel depreciation and amortization (Note 4)	37,070	35,390

Operating income	34,792	38,647

Other income / (expense), net:
Interest expense and finance cost (Note 6)	(13,059)	(12,059)
Interest and other income	339	387

Total other expense, net	(12,720)	(11,672)

Partnership’s net income	22,072	26,975

Preferred unit holders’ interest in Partnership’s net income	5,550	5,550
General Partner’s interest in Partnership’s net income	320	426
Common unit holders’ interest in Partnership’s net income	16,202	20,999
Net income per (Note 10):
• Common unit, basic and diluted	0.13	0.17
Weighted-average units outstanding:
• Common units, basic and diluted	122,441,607	119,559,456

Total comprehensive income:	22,072	26,975

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars)

	General Partner	Common Unitholders	Preferred Unitholders	Total
Balance at January 1, 2016	16,998	810,239	110,583	937,820

Partnership’s net income	426	20,999	5,550	26,975
Dividends declared and paid (Note 8)	(765)	(37,749)	(5,628)	(44,142)
Equity compensation expense (Note 9)	—	525	—	525

Balance at June 30, 2016	16,659	794,014	110,505	921,178

	General Partner	Common Unitholders	Preferred Unitholders	Total
Balance at January 1, 2017	16,685	800,566	110,506	927,757

Partnership’s net income	320	16,202	5,550	22,072
Dividends declared and paid (Note 8)	(390)	(19,679)	(5,550)	(25,619)
Issuance of Partnership’s units (Note 8)	—	4,993	—	4,993
Equity compensation expense (Note 9)	—	578	—	578

Balance at June 30, 2017	16,615	802,660	110,506	929,781

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the six-month periods ended June 30,
	2017	2016
Cash flows from operating activities:
Net income	22,072	26,975
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization (Note 4)	37,070	35,390
Amortization and write off of deferred financing costs	485	773
Amortization of above market acquired charters (Note 5)	7,744	7,060
Equity compensation expense (Note 9)	578	525
Changes in operating assets and liabilities:
Trade accounts receivable net	358	(427)
Prepayments and other assets	351	(1,722)
Inventories	383	(897)
Trade accounts payable	3,511	2,271
Due to related parties	(6,439)	(8,387)
Accrued liabilities	468	(77)
Deferred revenue	(3,206)	(2,154)
Dry-docking costs paid	(1,055)	(1,826)

Net cash provided by operating activities	62,320	57,504

Cash flows from investing activities:
Vessel acquisitions and improvements including time charter agreements (Note 4)	(1,386)	(74,038)
Increase in restricted cash	—	(500)

Net cash used in investing activities	(1,386)	(74,538)

Cash flows from financing activities:
Proceeds from issuance of Partnership units (Note 8)	5,120	—
Expenses paid for issuance of Partnership units	(120)	—
Proceeds from issuance of long-term debt	—	35,000
Deferred financing costs paid	(14)	(89)
Payments of long-term debt (Note 6)	(8,677)	(8,677)
Dividends paid (Note 8)	(25,619)	(44,142)

Net cash used in financing activities	(29,310)	(17,908)

Net increase / (decrease) in cash and cash equivalents	31,624	(34,942)

Cash and cash equivalents at beginning of period	106,678	90,190

Cash and cash equivalents at end of period	138,302	55,248

Supplemental cash flow information
Cash paid for interest	12,547	12,221
Non-Cash Investing and Financing Activities
Offering expenses included in liabilities	113	—
Capital expenditures included in liabilities	941	613
Capitalized dry docking costs included in liabilities	86	1,354

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information

Capital Product Partners L.P. (the “Partnership”) was formed on January 16, 2007, under the laws of the Marshall Islands. The Partnership is an international shipping company. Its fleet of thirty-six high specification vessels consists of four suezmax crude oil tankers, twenty-one modern medium range tankers all of which are classed as IMO II/III vessels, ten post panamax container carrier vessels and one capesize bulk carrier. Its vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products, (such as gasoline, diesel, fuel oil and jet fuel), edible oils and certain chemicals such as ethanol as well as dry cargo and containerized goods under short-term voyage charters and medium to long-term time and bareboat charters.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements and the accompanying notes should be read in conjunction with the Partnership’s consolidated financial statements for the year ended December 31, 2016, included in the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 3, 2017.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Partnership’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2017 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2017.

2. Significant Accounting Policies

A discussion of the Partnership’s significant accounting policies can be found in the Partnership’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2016 (the “Consolidated Financial Statements for the year ended December 31, 2016”).

Changes in Accounting Policies

During the six-month period ended June 30, 2017, we adopted ASU 2015-11, Simplifying the Measurement of Inventory and ASU No 2016-09, Stock Compensation. The adoption of these ASU’s had no impact on our unaudited interim condensed consolidated financial statements.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3. Transactions with Related Parties

The Partnership and its subsidiaries have related-party transactions with Capital Maritime & Trading Corp. (“CMTC”) which is a related party unit holder. The Partnership and its subsidiaries have also related party transactions with Capital Ship Management Corp. (the “Manager” or “CSM”) arising from certain terms of the following three different types of management agreements.

1.	Fixed fee management agreement: At the time of the completion of its initial public offering (“IPO”), the Partnership entered into an agreement with its Manager, according to which the Manager provides the Partnership with certain commercial and technical management services for a fixed daily fee per managed vessel which covers the commercial and technical management services, the respective vessels’ operating costs such as crewing, repairs and maintenance, insurance, stores, spares, and lubricants as well as the cost of the first special survey or next scheduled dry-docking, of each vessel. In addition to the fixed daily fees payable under the management agreement, the Manager is entitled to supplementary compensation for additional fees and costs (as defined in the agreement) of any direct and indirect additional expenses it reasonably incurs in providing these services, which may vary from time to time. For the six-month periods ended June 30, 2017 and 2016 management fees under the fixed fee management agreement amounted to $278 and $508, respectively and are included in “Vessel operating expenses – related party” in the accompanying condensed consolidated statements of comprehensive income. The Partnership also pays a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover compliance and commercial costs, which include those costs incurred by the Manager to remain in compliance with the oil majors’ requirements, including vetting requirements;

2.	Floating fee management agreement: On June 9, 2011, the Partnership entered into a management agreement with its Manager based on actual expenses with an initial term of five years. Under the terms of this agreement the Partnership compensates its Manager for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry docking are borne by the Partnership and not by the Manager. The Partnership also pays its Manager a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. For the six-month periods ended June 30, 2017 and 2016 management fees under the floating fee management agreement amounted to $4,893 and $4,287, respectively and are included in “Vessel operating expenses – related party” in the accompanying condensed consolidated statements of comprehensive income; and

3.	Crude management agreement: On September 30, 2011, the Partnership completed the acquisition of Crude Carriers Corp. and its subsidiaries (“Crude”). Three of the five crude tanker vessels that the Partnership acquired at the time of the completion of the merger with Crude, continue to be managed under a management agreement entered into in March 2010 with the Manager, whose initial term expires on December 31, 2020. Under the terms of this agreement, the Partnership compensates the Manager for all expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. For the six-month periods ended June 30, 2017 and 2016 management fees under the crude management agreement amounted to $514 and $506, respectively and are included in “Vessel operating expenses – related party” in the accompanying condensed consolidated statements of comprehensive income. The Partnership also pays its Manager the following fees:

(a) a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index;

(b) a sale and purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel acquired by Crude ; and

(c) a commercial services fee equal to 1.25% of all gross charter revenues generated by each vessel for commercial services rendered.

Effective from January 1, 2017 the Manager agreed to waive going forward (b) the sale and purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of the three vessels and (c) the commercial services fee equal to 1.25% of all gross charter revenues generated by each of the three vessels for commercial services rendered. For the six month period ended June 30, 2016 such commercial services amounted to $189, and are included in “Voyage expenses—related party” in the accompanying condensed consolidated statements of comprehensive income.

The Manager has the right to terminate the Crude management agreement and, under certain circumstances, could receive substantial sums in connection with such termination. In March 2017 this termination fee was adjusted to $10,124 from $9,858.

All the above three agreements constitute the “Management Agreements” and the related management fees are included in “Vessel operating expenses – related party” in the accompanying condensed consolidated statements of comprehensive income.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3. Transactions with Related Parties – Continued

On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT, clerical, and other administrative services. Also the Partnership reimburses the Manager and its general partner, Capital GP L.L.C. (the “CGP”) for reasonable costs and expenses incurred in connection with the provision of these services after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. These expenses are included in general and administrative expenses in the unaudited condensed consolidated statements of comprehensive income. In January 2016, the Partnership amended the executive services agreement with CGP according to which CGP provides certain executive officers services for the management of the Partnership’s business as well as investor relation and corporate support services to the Partnership. For the six-month periods ended June 30, 2017 and 2016 such fees amounted to $844, for each period, and are included in “General and administrative expenses” in the accompanying condensed consolidated statements of comprehensive income.

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of June 30, 2017	As of December 31, 2016
Liabilities:
Manager – payments on behalf of the Partnership (a)	$8,678	$15,126
Management fee payable to CSM (b)	978	969

Due to related parties	$9,656	$16,095

Deferred revenue – current (e)	4,372	2,925

Total liabilities	$14,028	$19,020

	For the six-month periods ended June 30,
Consolidated Statements of Comprehensive Income	2017	2016
Revenues (c)	$22,167	$19,203
Voyage expenses	—	189
Vessel operating expenses	5,685	5,301
General and administrative expenses (d)	1,000	1,042

(a)	Manager – Payments on Behalf of Capital Product Partners L.P.: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Manager on behalf of the Partnership and its subsidiaries.
(b)	Management fee payable to CSM: The amounts outstanding as of June 30, 2017 and December 31, 2016 represent the management fee payable to CSM as a result of the Management Agreements the Partnership entered into with the Manager.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3. Transactions with Related Parties – Continued

(c)	Revenues: The following table includes information regarding the charter agreements that were in place between the Partnership and CMTC during the six-month periods ended June 30, 2017 and 2016:

Vessel Name	Contracted period of Time Charters in years	Commencement of Charter	Termination or earliest expected redelivery	Gross (Net) Daily Hire Rate
M/T Agisilaos	1.0	09/2015	06/2016	$14.5 ($14.3)
M/T Arionas	1.2	12/2014	01/2016	$15.0 ($14.8)
M/T Arionas	1.0	01/2017	12/2017	$11.0 ($10.9)
M/T Amore Mio II	0.9	08/2016	07/2017	$21.0 ($20.7)
M/T Akeraios	2.0	03/2015	04/2016	$15.6 ($15.4)
M/T Apostolos	2.0	04/2015	01/2016	$15.6 ($15.4)
M/T Anemos I	1.0	06/2015	01/2016	$17.3 ($17.0)
M/T Aristotelis	1.1 to 1.3	12/2015	12/2016	$19.0 ($18.8)
M/T Aristotelis	1.0	01/2017	12/2017	$13.8 ($13.6)
M/T Ayrton II	2.0	02/2016	01/2018	$18.0 ($17.8)
M/T Miltiadis M II	0.6	09/2015	05/2016	$35.0 ($34.6)
M/T Miltiadis M II	0.9	08/2016	07/2017	$25.0 ($24.7)
M/T Amadeus	2.0	06/2015	07/2017	$17.0 ($16.8)
M/T Atlantas II	1.0	10/2016	08/2017	$13.0 ($12.8)
M/T Amoureux	1.0	04/2017	03/2018	$22.0 ($22.0)

(d)	General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.
(e)	Deferred Revenue: As of June 30, 2017 and December 31, 2016 the Partnership had received cash in advance for revenue earned in a subsequent period from CMTC.

4. Vessels, net

An analysis of vessels is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2017	$1,775,689	$(407,958)	$1,367,731

Improvements	944	—	944
Depreciation for the period	—	(35,689)	(35,689)

Balance as at June 30, 2017	$1,776,633	$(443,647)	$1,332,986

All of the Partnership’s vessels as of June 30, 2017 have been provided as collateral to secure the Partnership’s credit facilities.

During the six-month period ended June 30, 2017, the M/V Agamemnon, the M/T Amore Mio II, the M/T Miltiadis M II, the M/T Ayrton II and the M/T Axios underwent improvements. The costs of these improvements for these vessels amounted to $944 and were capitalized as part of the vessels’ cost.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

5. Above market acquired charters

For the six-month periods ended June 30, 2017 and 2016, revenues included a reduction of $7,744 and $7,060 as amortization of the above market acquired charters, respectively.

An analysis of above market acquired charters is as follows:

Above market acquired charters	Book value
Carrying amount as at January 1, 2017	$90,243

Amortization	$(7,744)

Carrying amount as at June 30, 2017	$82,499

As of June 30, 2017 the remaining carrying amount of unamortized above market acquired time charters was $82,499 and will be amortized in future years as follows:

For the twelve month period ended June 30,	Amount
2018	$14,596
2019	$14,381
2020	$14,396
2021	$8,746
2022	$8,372
Thereafter	$22,008

Total	$82,499

6. Long-Term Debt

As of June 30, 2017 and December 31, 2016 the Partnership’s long-term debt consisted of the following:

	Bank loans	As of June 30, 2017	As of December 31, 2016	Margin
(i)	Issued in March 2007 maturing in December 2019 (the “2007 credit facility”)	185,975	185,975	3.00%
(ii)	Issued in March 2008 maturing in December 2019 (the “2008 credit facility”)	181,641	181,641	3.00%
(iii)	Issued in June 2011 maturing in March 2018 (the “2011 credit facility”)	14,000	14,000	3.25%
(iv)	Issued in September 2013 maturing in December 2020 (the “2013 credit facility”)	198,969	207,646	3.50%
(v)	Assumed in October 2016 maturing in November 2022 (the “2015 credit facility”)	15,750	15,750	2.50%

	Total long-term debt	$596,335	$605,012

	Less: Deferred loan issuance costs	2,354	2,825

	Total long-term debt, net	$593,981	$602,187

	Less: Current portion of long-term debt	97,893	40,534
	Add: Current portion of deferred loan issuance costs	923	966

	Long-term debt, net	$497,011	$562,619

Details of the Partnership’s credit facilities are discussed in Note 7 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2016.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

6. Long-Term Debt – Continued

On May 22, 2017, the Partnership entered into a firm offer letter for a new senior secured term loan facility (the “New Facility”) for an aggregate principal amount of up to $460,000 with a syndicate of lenders led by HSH Nordbank AG (“HSH”) and ING Bank N.V. (“ING”). We intend to use the net proceeds of the loans under the New Facility, together with available cash to refinance four of the Partnership’s existing credit facilities: (i) the 2007 credit facility, (ii) the 2008 credit facility, (iii) the 2011 credit facility and (iv) the 2013 credit facility. The New Facility has a six year maturity from drawdown, but it will be repayable in any event no later than November 2023. The New Facility is comprised of two tranches. Tranche A amounts to the lower of (i) $259,000 and (ii) 57.5% of the value of 11 of the Partnership’s vessels, and shall be repaid in 24 equal quarterly instalments of up to $4,833 in addition to a balloon instalment of $143,008 (payable together with the final quarterly instalment). Tranche B amounts to the lower of (i) $201,000 and (ii) 57.5% of the value of 24 of the Partnership’s vessels, and shall be repaid fully in 24 equal quarterly instalments of up to $8,375. The loans drawn under the New Facility will bear interest at LIBOR plus a margin of 3.25%. The Partnership’s covenants under the New Facility are substantially similar to covenants made under the Partnership’s existing credit facilities and do not contain any restrictions on distributions to our unit holders in the absence of an event of default.

During the six-month period ended June 30, 2017 the Partnership repaid the amount of $8,677 in line with the amortization schedule of its 2013 credit facility. As of June 30, 2017 there were no undrawn amounts under the Partnership’s credit facilities.

As of June 30, 2017 and December 31, 2016 the Partnership was in compliance with all financial debt covenants.

For the six-month periods ended June 30, 2017 and 2016 interest expense amounted to $12,481 and $11,055, respectively. For the six-month periods ended June 30, 2017 and 2016 the weighted average interest rate of the Partnership’s loan facilities was 4.14% and 3.70% respectively.

7. Financial Instruments

The Partnership follows the accounting guidance for financial instruments that establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2: Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

Level 3: Inputs are unobservable inputs for the asset or liability.

(a) Fair value of financial instruments

The carrying value of cash and cash equivalents and restricted cash, which are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, due to related parties, trade accounts payable and accrued liabilities approximates their fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest being the LIBOR and due to the fact the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of June 30, 2017. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

(b) Concentration of credit risk

Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits with creditworthy financial institutions rated by qualified rating agencies. A limited number of financial institutions hold the Partnership’s cash. Most of the Partnership’s revenues were derived from a few charterers. As of June 30, 2017 and December 31, 2016 there were four customers that each accounted for more than 10% of the Partnership’s revenues. The Partnership does not obtain rights of collateral from its charterers to reduce its credit risk.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

8. Partners’ Capital

As of June 30, 2017 and December 31, 2016 the Partnership’s partners’ capital was comprised of the following units:

	As of June 30, 2017	As of December 31, 2016
Common units	123,631,036	122,094,633
General partner units	2,439,989	2,439,989
Preferred units	12,983,333	12,983,333

Total partnership units	139,054,358	137,517,955

During the six-month period ended June 30, 2017, the Partnership issued 1,536,403 new common units under its At-The-Market offering (the “ATM offering”) and equity distribution agreement the Partnership had entered into with UBS Securities LLC in September 2016. This issuance resulted in net proceeds of $5,120 after the payment of commission to the sales agent but before offering expenses. For the six-month period ended June 30, 2017, the Partnership recognized offering expenses of $127 in connection with the ATM offering.

Details of the Partnership’s Partner’s Capital are discussed in Note 12 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2016.

During the six-month periods ended June 30, 2017 and 2016, the Partnership declared and paid the following distributions to its common and preferred unit holders:

	April 20, 2017	January 18, 2017	April 26, 2016	January 20, 2016
Common unit-holders
Distributions per common unit declared	0.08	0.08	0.0750	0.2385
Common units entitled to distribution	123,631,036	122,343,706	120,409,456	120,409,456
General partner and IDR distributions	$195	$195	$183	$582
Preferred unit-holders
Distributions per preferred unit declared	0.21375	0.21375	0.21375	0.21975
Preferred units entitled to distribution	12,983,333	12,983,333	12,983,333	12,983,333

9. Omnibus Incentive Compensation Plan

As of June 30, 2017 the unvested units accrued $423 of distributions.

The following table contains details of our plan:

	Employee equity compensation		Non-Employee equity compensation
Unvested Units	Units	Grant-date fair value	Units	Award-date fair value
Unvested on January 1, 2017	206,668	$1,141	492,500	$2,993
Vested	20,000	110	—	—

Unvested on June 30, 2017	186,668	$1,031	492,500	$2,993

For the six-month periods ended June 30, 2017 and 2016 the equity compensation expense that has been charged in the unaudited condensed consolidated statements of comprehensive income was $217 and $219 for the Employee awards and $361 and $306 for the Non-Employee awards, respectively. This expense has been included in general and administrative expenses in the unaudited condensed consolidated statements of comprehensive income.

As of June 30, 2017 the total unrecognized compensation cost related to non vested awards is $1,712 and is expected to be recognized over a weighted average period of 1.5 years. The Partnership uses the straight-line method to recognize the cost of the awards.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

10. Net Income Per Unit

The general partner’s and common unit holders’ interests in net income are calculated as if all net income for periods subsequent to April 4, 2007 were distributed according to the terms of the partnership’s agreement, regardless of whether those earnings would or could be distributed. Our Limited Partnership Agreement (the “Partnership Agreement”) does not provide for the distribution of net income; rather, it provides for the distribution of “available cash”, which is a contractually-defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items. The Partnership follows the guidance relating to the Application of the Two-Class Method and its application to Master Limited Partnerships and considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the Two-Class Method.

The Partnership also considers whether the Partnership Agreement contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution. The Partnership excluded the effect of the 12,983,333 Class B Convertible Preferred Units in calculating dilutive Earnings Per Unit (“EPU”) as of June 30, 2017 and 2016 as they were anti-dilutive.

As of June 30, 2017 and 2016 the Partnership excluded the effect of 679,168 and 850,000 non-vested unit awards in calculating dilutive EPU for its common unitholders respectively, as they were anti-dilutive. The non-vested units are participating securities because they receive distributions from the Partnership and these distributions do not have to be returned to the Partnership if the non-vested units are forfeited by the grantee.

The Partnership’s net income for the six-month periods ended June 30, 2017 and 2016 did not exceed the First Target Distribution Level of $0.2425 per unit per quarter, as such term is defined in our Partnership Agreement, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

The Two Class Method was used to calculate EPU as follows:

BASIC and DILUTED	For the six-month periods ended June 30,
	2017	2016
Numerators
Partnership’s net income	$22,072	$26,975
Less:
Preferred unit holders’ interest in Partnership’s net income	5,550	5,550
General Partner’s interest in Partnership’s net income	320	426
Partnership’s net income allocable to unvested units	91	148
Common unit holders’ interest in Partnership’s net income	$16,111	$20,851
Denominators
Weighted average number of common units outstanding, basic and diluted	122,441,607	119,559,456
Net income per common unit:
Basic and diluted	$0.13	$0.17

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

11. Commitments and Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels. The Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

(a) Lease Commitments

Future minimum rental receipts, assuming no off hire and dry docking days and excluding any profit share revenue that may arise, based on non-cancellable long-term time and bareboat charter contracts, as of June 30, 2017 are:

For the six-month period ended June 30,	Amount
2018	$170,872
2019	117,386
2020	104,850
2021	63,730
2022	53,564
Thereafter	140,997

Total	$651,399

12. Subsequent events

(a)	Dividends: On July 20, 2017, the board of directors of the Partnership declared a cash distribution of $0.08 per common unit for the second quarter of 2017, which will be paid on August 11, 2017 to unit holders of record on August 3, 2017.

On July 20, 2017, the board of directors of the Partnership declared a cash distribution of $0.21375 per Class B Unit for the second quarter of 2017. The cash distribution will be paid on August 10, 2017 to Class B Unit holders of record on August 2, 2017.